Exhibit 11.0

LINCOLN PARK BANCORP AND SUBSIDIARY
STATEMENT RE: COMPUTATION OF EARNINGS PER SHARE

	Three Months Ended	Three Months Ended	Six Months Ended	Six Months Ended
	June 30, 2007	June 30, 2006	June 30, 2007	June 30, 2006

Income available to common stockholders	$16,269	$94,777	$50,938	$181,043

Weighted average shares outstanding	1,788,506	1,794,046	1,788,294	1,800,163

Basic earnings per share	$0.01	$0.05	$0.03	$0.10

Income for diluted earnings per share	$16,269	$94,777	$50,938	$181,043

Total weighted average common shares and equivalents
outstanding for diluted computation	1,788,506	1,798,922	1,794,698	1,804,325

Diluted earnings per share	$0.01	$0.05	$0.03	$0.10